UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, December 17, 2015

Dear sirs,

Banco Bradesco S.A. informs its shareholders, clients and the market in general that all matters examined at the Special Shareholders’ Meeting held on this date, at 4 p.m., were approved, as follows:

1.     ratification: a) of the decision regarding the signature, on July 31, 2015, of a Share Purchase and Sale Agreement with HSBC Latin America Holdings (UK) Limited to acquire 100% of the equity capital of HSBC Bank Brasil S.A. – Banco Múltiplo and of HSBC Serviços e Participações Ltda., accompanied by the corresponding appraisal report, according to Article 256 of Law No. 6,404/76; and b) appointment of PricewaterhouseCoopers Corporate Finance & Recovery Ltda., hired by the management to prepare mentioned appraisal report.

It should be noted that:

a)    the conclusion of the operation is also subjected to prior approval by the competent regulator bodies; and

b)    pursuant to item IV of Article 137 of Law No. 6,404/76, the deadline for the exercise of the right of withdrawal is 30 days counting from the date of publication of the shareholders’ meeting minutes, which shall occur on December 22, 2015. Therefore, the shareholder may exercise his/her respective right in the period from December 22, 2015 to January 21, 2016, noting that:

•      the right of withdrawal can only be exercised in relation to common shares that the shareholder is, arguably and uninterruptedly holder since the close of the trading session of August 3, 2015 until the date of the effective exercise of the right of withdrawal, pursuant to Article 137, Paragraph One, of Law No. 6.404/76;

•      the reimbursement amount per share is R$16.19, established based on the net equity value per common share issued by Bradesco, determined in accordance with the last balance sheet of December 31, 2014 (the last one approved in Shareholders’ Meeting), adjusted by the bonus stock  process concluded on March 26, 2015; and

•      in order to exercise the right of withdrawal, the shareholder must go to a Bradesco branch of his/her choice;

2.     capital stock increase in the amount of R$3,000,000,000.00, raising it from R$43,100,000,000.00 to R$46,100,000,000.00, by issuing 164,769,488 new book-entry, registered shares, with no par value, of which 82,571,414 are common shares and 82,198,074  are preferred shares, and:

a)    the shareholders will be able to exercise their preemptive right in the period from January 4, 2016 to February 5, 2016, in the proportion of 3.275740457% over the shareholding position held on this date (December 17, 2015), in shares of the same type;

b)    the issuance price is R$19.20 per common share and R$17.21 per preferred share;

c)    the shareholders with shares held in custody at BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) must exercise their rights in their respective depositor Brokers up to February 3, 2016. Shareholders who do not wish to exercise their preemptive rights to subscription will be able to trade them in BM&FBOVESPA at market price, until January 29, 2016, through Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários S.A. or another broker they choose;

d)    the Subscription Reports will be available to the shareholders in Bradesco’s branches network, in the period from January 4, 2016 to February 5, 2016. For those with updated address in the Company’s records, one copy of the Report will be sent by mail, and the shareholder who wishes to exercise its rights must deliver it filled at the Bradesco’s branches network until February 5, 2016;

./.

e)    regardless of the delivery date of the subscription report, the payment of the amount corresponding to 100% of shares subscribed shall occur on March 1, 2016, the same date of payment of complementary interest on shareholders’ equity, declared on December 16, 2015, and the shareholder must choose one of the forms provided for in the subscription report, as follows:

•      compensation with credits of the aforementioned complementary interest on shareholders’ equity. In this case, the exercise of the right of subscription of the shares will not cause any disbursement of new resources by the shareholders registered in the Bank’s record on December 16, 2015, date of the declaration of the already mentioned complementary interest on shareholders’ equity;

•       debt in current account held in Banco Bradesco S.A.; or

•       check payable to mentioned Banco Bradesco S.A.;

f)     in case of occurring remaining shares, after the deadline for the exercise of the right of preference has expired, they will be sold through an Auction to be held at BM&FBOVESPA, in accordance with the provisions set forth in the Board of Directors’ proposal and in the relevant legislation;

g)     the consequent statutory amendment will only take effect after completing the whole process of the capital stock increase, which will occur in the Shareholders’ Meeting that ratifies it; and

h)       the subscribed shares shall be entitled to dividends and/or monthly and eventually complementary interest on shareholders’ equity that are declared as of the date of their inclusion in the shareholders’ position. They shall also be fully entitled to eventual advantages attributed to the other shares as of the mentioned date; and

3.     partial amendment to the Bylaws: a) in the Article 4, by attributing to the Board of Directors the responsibility for approving the incorporation and/or closure of any  Areas/Subsidiaries of Bradesco Abroad; b) in the Article 9, as follows: (i) in letter “p”, excluding from the scope of the Board of Directors the responsibility for fixing the Ombudsman’s compensation; and (ii) in the Sole Paragraph, specifying the function of the Board to set up committees to deal with specific matters to its scope of practice; and c) in letter “d” of Paragraph One of Article 23, improving its wording, in order to adapt it to the provisions of Resolution No. 4,433, of July 23, 2015, of the National Monetary Council.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 18, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.